SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Description of France Telecom’s share buyback program

Paris, March 19, 2007

Description of France Telecom’s share buyback program

1. Date of the shareholders’ meeting having authorized the share buyback program

Ordinary and extraordinary general meeting of shareholders held on April 21, 2006 (5th resolution activated by the Board of Directors held on 26 April 2006).

2. Number of shares held directly and indirectly

As of this day, France Telecom holds no shares directly or indirectly.

3. Breakdown by objectives of shares held as of this day

Not applicable

4. Objectives of the share buyback program

-

to allocate shares to employees of the France Telecom group, in particular as part of (i) the company’s profit sharing, (ii) any purchase or free share allocation plan for the benefit of employees under the conditions provided by law, in particular by Articles L. 443-1 et seq. of the French Labor Code, or (iii) any stock purchase option plan or free allocation of shares for the benefit of employees and company managers or certain of them, including former holders of stock options of Wanadoo shares under the conditions provided in the second resolution of the combined general meeting of September 1, 2004, (iv) liquidity agreements signed between France Telecom and the holders of shares or stock options of Orange, as well as to carry out all hedging relating to these transactions, under the conditions provided by the market authorities and at the times so determined by the Board of Directors or the person acting by delegation of the Board.

-

to deliver shares upon the exercise of the rights attached to securities giving access by any means, immediately or in the future, to shares of the company, as well as to carry out all hedging as a result of the obligations of France Telecom related to these securities, and particularly to debt instruments giving access to the capital or to the securities subscribed for by employees or former employees of France Telecom group (such as, in particular, option-based liquidity instruments), under the conditions provided by the market authorities and at the times so determined by the Board of Directors or the person acting by delegation of the Board.

-

market-making in the secondary market or the liquidity of the France Telecom share by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity agreement compliant with the Code of ethics approved by the AMF (Autorité des marchés financiers),

-	to keep shares for subsequent exchange or payment as part of possible external growth transactions,

-	to reduce the capital of the Company in accordance with the eleventh resolution of this general meeting, subject to its adoption,

-	to implement any market practice that may be approved by law or by the AMF (Autorité des marchés financiers).

Terms and conditions of the share buyback program:

These shares may be acquired or transferred, even during a public offer period, provided that this is paid for in full and in cash, under the conditions and within the restrictions, notably in terms of volumes and prices, applicable under the regulations in force on the date of the operations considered, by any means whatsoever, notably on the market or over-the-counter, including through the acquisition or disposal of blocks, the use of derivative financial instruments traded on a regulated market or over-the-counter, under the conditions set out by the market authorities and at the times determined by the Board of Directors or the party acting on its behalf.

In the event of the use of any derivative financial instruments traded on a regulated market or over-the-counter and the implementation of optional or derivative strategies under the conditions authorized by the relevant market authorities, the company will however seek to ensure that the volatility of its share is not significantly increased. Derivative products may not be used in connection with liquidity agreements. Furthermore, the company will refrain from using put option sales in connection with its buyback program.

If equity-based derivative products are used, the derivative financial instruments in question will be managed and monitored by the company’s Financing and Cash Management Division, overseen by the Executive Director in charge of Group Finance. A monthly report on operations is drawn up, notably for this Executive Director. The system adopted for recording derivatives will be compliant with the accounting standards in force.

Acquisitions of blocks of securities may account for the entire program.

The number of actions acquired by the Company with a view to their retention or their subsequent delivery in payment or exchange as part of a merger, divestment or capital contribution cannot exceed 5% of its capital.

5.	Maximum percentage of the share capital, maximum number of shares and characteristics of the shares that the issuer intends to buy back, along with the maximum purchase price

The Company is authorized to buy its own shares up to a maximum of 10% of the share capital existing on the 31 December 2005 as certified on the 26 January 2006, equal to 260 305 979 shares. France Telecom reserves the right to implement the whole capacity of the share buyback program.

The maximum purchase price shall not exceed € 40 per share, it being specified that in the event of capital transactions, in particular by incorporation of reserves and allocating free shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly.

Consequently, the maximum amount of funds allocated to the share buyback program amounts to € 10,412,239,160, calculated based on the share capital as of December 31, 2005, (recorded as of January 26, 2006), and this maximum amount may be adjusted in order to take into account the amount of the share capital on the day of the general meeting.

6. Duration of the share buyback program

The duration of the share buyback program authorized by the general meeting of shareholders held on April 21, 2006 is equal to a period of eighteen months as from its approval, i.e. until 21 October 2007.

7. Transactions carried out under the previous share buyback program up to the date of the present publication

A prospectus (note d’information) relating to a share buyback program authorized by the general shareholders’ meeting of 22nd April 2005, was approved by the Autorité des marchés financiers (AMF) on 6th April 2005 (visa n° 05-220). This program was never implemented.

The present description is available on the web sites of the AMF (www.amf-france.org) and France Telecom (www.francetelecom.com).

Paper copies of this documents are also available free of charge at France Telecom shareholders relation department, 6, place d’Alleray 75505 Paris cedex 15.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 20, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information